Exhibit 99.2

News release…

Date: 18 October 2005
Ref: PR441g

Rio Tinto commits to new phase of iron ore expansion

Rio Tinto today announced that it will spend US$1.35 billion on further expansion of wholly owned Hamersley Iron’s Yandicoogina mine and Dampier port in the Pilbara region of Western Australia.

Expansion of the Yandicoogina mine will increase its annual capacity from 36 million tonnes to 52 million tonnes at an estimated cost of US$530 million. The mine was commissioned in 1998 at an initial rated capacity of 15 million tonnes a year. Since 1999 Hamersley has progressively increased its capacity, with the most recent expansion, from 24 to 36 million tonnes a year, completed in August this year.

US$690 million will be invested in further expanding port facilities at Dampier, which will increase its annual shipping capacity from 116 million tonnes to 140 million tonnes. The current port expansion, to 116 million tonnes, will be completed before the end of the year with the first shipment of ore loaded from the new shiploader in September 2005.

Rio Tinto chief executive Leigh Clifford said, “This new investment represents a strong vote of confidence in the competitiveness of Western Australia’s iron ore industry. On completion at the end of 2007, the expansion will take the capacity of Rio Tinto’s ports in the Pilbara to close to 200 million tonnes.”

“The investment will make the Yandi mine, with an expanded capacity of 52 million tonnes a year, the largest iron ore mine in the Pilbara and a cornerstone of Hamersley’s operations,” he said.

Rio Tinto Iron Ore’s chief executive Sam Walsh said, “Demand prospects for iron ore remain strong. These investments will ensure that we are in the leading position to phase in additional mine capacity in line with market demand for iron ore over the coming years.”

A further US$113 million will be invested in additional rolling stock and associated infrastructure to support these increased levels of production.

Construction of the Yandicoogina mine expansion will begin in December this year and construction of the Dampier port expansion in the first quarter of 2006, subject to government and regulatory approvals. Both projects are due to be commissioned at the end of 2007, with progressive ramp up during 2008.

Cont…/

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